TechTarget, Inc.

February 26, 2010

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn:	Mr. Patrick Gilmore

Re:	Comment Letter Response
TechTarget, Inc.
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Filed February 8, 2010
File No. 001-33472

Dear Mr. Gilmore:

The following is our response to the comment letter sent by the Staff of the U.S. Securities and Exchange Commission (“the Staff”) on February 17, 2010, including supplemental details of how the comments will be addressed in our future filings.  The format of this letter matches that of the Staff’s letter, with the comments of the Staff presented in italics followed by our response in the standard typeset.  We hope this is helpful to you in reviewing this response letter.

The Company’s response is as follows:

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Item 1.  Financial Statements

Note 1. Organization and Operations, page 7

1.              You disclose that the company identified an improper accounting practice relating to certain customer credits that were improperly eliminated as liabilities on the balance sheet.  Please provide us with further details of the cause and nature of this error.  As part of your response, please help us to understand the accounting practice you identified as improper and the accounting treatment established subsequent to discovery of the error.

Response 1:

On October 29, 2009, a member of the Company’s Finance Department reported to the Company’s President a belief that another member of the Company’s Finance Department (“manager”), to whom this person reported, had inappropriately accounted for certain aging customer credits (“Customer Credits”).  The Customer Credits were primarily generated by customers making payments on invoices for services that were subsequently cancelled or changed.  As a result, the Company had an obligation to either refund the overpayment or apply the credit to existing or future customer invoices.  In particular, it was alleged that the manager had, periodically over a period of multiple years, as part of the quarterly close, reviewed a list of aging customer credits, determined which credits were not likely to be redeemed by customers and then transferred these unredeemed credits from the respective customer accounts in the Company’s Accounts Receivable subledger to an “unallocated accrual”  line within the  accrued liability general ledger account 2300. The manager that had been performing this accounting practice stated to the Company that his intent was to clean up the Accounts Receivable subledger. The manager then offset the credits against certain of the Company’s expenses, inappropriately affecting the Company’s Statement of Operations. The Company has historically viewed the “unallocated accrual” line item in general ledger  account 2300 as an amount set aside for miscellaneous expenses that were incurred but not reported. During the period in question, the quarter ending balance associated with the unallocated accrual ranged between approximately $10,000 and $70,000.  The proper accounting treatment by the Company would have been to either remit a payment for the outstanding liability directly back to the customer, apply the credit against an existing or future customer invoice or, if the customer no longer existed, remit a payment to the applicable state under the applicable escheat laws.

In response to this allegation, the Audit Committee of the Board of Directors of the Company engaged Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”) to conduct an investigation (the Investigation”) of the matter.  WilmerHale, in turn, engaged FTI Consulting Inc. (“FTI”) to assist with forensic accounting matters during the Investigation and as an electronic discovery vendor.

In light of the movement of these Customer Credits to general ledger account 2300 from late-2006 through September 30, 2009, WilmerHale and FTI also undertook a review of the Company’s practices and general ledger activity affecting the general ledger account 2300, related to unallocated accruals. This included FTI conducting a systematic review of all ledger entries with respect to the handling of unallocated accruals within the account to identify, if any, other material activity involving potentially improper conduct beyond the handling of aged customer credits. This review concluded that in addition to the aged customer credits, a similar practice had occurred, to a lesser extent, related to reconciling the customers deferred revenue general ledger account, which resulted in additional customer credit balances being reclassified into the unallocated accrual balance, which eventually was improperly relieved through the Company’s Statement of Operations.  The entry recorded in the third quarter of 2009 recorded outstanding credits due to customers that had previously been reversed through the 2300 account.

In its most recent 10-Q filing, the Company identified and has begun to implement the following measures to strengthen its internal control over financial reporting and to address the material weaknesses disclosed in its filing. To address the improper accounting practice discussed above the Company has initiated and intends to continue to:

•                                          establish clearly defined policies and procedures relating to the disposition of customer credits;

•                                          establish a policy whereby we disburse payment to customers or apply credits to customer invoices if an aged customer credit is not used by the customer within a reasonable time after the credit has been issued to the customer’s account; and

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•                                          establish clearly defined policies and procedures related to the general accrual account to insure account activity is proper, the liability fairly states incurred but not reported liabilities and the period end reconciliation is adequately reviewed by the appropriate finance personnel.

2.              We note that you corrected the errors relating to the customer credits and stock-based compensation expense by recording cumulative adjustments during the third quarter of fiscal 2009.  We also note that you concluded that these adjustments were not material, both quantitatively and qualitatively, to the applicable prior reporting periods.  Please provide us with a quantitative and qualitative analysis describing management’s determination that the effects of these errors were not material to the prior annual financial statements and interim financial statements for fiscal 2009.  Refer to ASC 250-10-S99-1.

Response 2:

Please see the memorandum attached as Appendix I that was prepared by the Company which includes the quantitative and qualitative analysis describing management’s determination that the effects of the errors were not material to the prior annual financial statements and interim financial statements for fiscal 2009.

*  *  *  *

Pursuant to the request of the Staff of the U.S. Securities and Exchange Commission, contained on the final page of your letter, the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have additional questions or comments, please do not hesitate to call me at (781) 657-1777 (after 3/1/10 at (617) 431-9465 as we are moving company headquarters).

Sincerely,

/s/ Rick Olin

Rick Olin
Secretary, Vice President and General Counsel

cc:	James W. Prendergast, Esq., WilmerHale LLP
Graham Robinson, Esq., WilmerHale LLP
Stephen Hatfield, Ernst & Young LLP

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Appendix I

Overview

During the years ended December 31, 2007 and 2008 and the nine months ended September 30, 2009, the Company transferred customer credit balances from the accounts receivable aging to unallocated accrual line item within accrued expenses (account 2300) on a regular basis.  Subsequent to the transfer to accrued expenses, the Company incorrectly concluded the liabilities associated with the customer credits no longer existed. By eliminating the customer credit liabilities, the Company incorrectly misstated its financial statements by decreasing operating expenses or, to a lesser extent, increasing revenue, which in turn increased pretax income.

Additionally, the Company has identified the following errors in its historical financial statements:

•                  Certain amounts incorrectly recorded through the unallocated accrual line item within account 2300 as outlined in the Company’s unallocated accrual analysis. These amounts together with the customer credit activity adjustments discussed above are referred to as “AR credits” on the attached analysis.

•                  Certain amounts incorrectly recorded in account 2300 not related to the unallocated accrual line item. These amounts are referred to as “other” on the attached analysis.

•                  Amounts related to the timing of revenue recognition related to the cancellation of certain event cancellations. These amounts are referred to as “other” on the attached analysis.

•                  IBM event (Q209) — An event with IBM was cancelled in June 2009 and the customer was ultimately offered a “make good” for the cancelled fees.  The Company recorded revenue in the amount of $42,000 in Q209.  The $42,000 was reversed against revenue in August 2009.  The make good online program ran from September 2009 through December 2009 and we recognized $8,018 in Q3 2009 and $33,982 in Q4 2009 as the services were performed on the online program. Included in the materiality calculation is an adjustment to reverse revenue in Q209 versus the historical reversal in Q309.

•                  Zenith event (Q308) — The Company recognized $7,500 in revenue related to an event that was cancelled in Q308.  The Company had reversed the revenue in Q408.  Included in the materiality calculation is an adjustment to reverse revenue in Q308 versus the historical reversal in Q408.

•                  An interest income error of $284,000 in Q4 2008 corrected in Q1 2009.

•                  The Company corrected an error totaling $1,061,000 during the third quarter of 2009 related to stock-based compensation expense that should have been recorded in the first and second quarters of 2009.  The additional stock-based compensation expense relates to 1,925,000 restricted stock awards granted during the first quarter of 2009.  The vesting for the restricted stock awards is contingent upon the Company achieving an annual financial performance goal.  The stock-based compensation expense related to the restricted stock awards was initially recognized on a straight-line basis over the vesting period but should have been recognized using the accelerated attribution method.

The impact of the identified errors increase (decrease) the historical income statement captions as follows (rollover method, in thousands):

	Actual Year Ended 12/31/07	Actual Year Ended 12/31/08	Actual Nine Months Ended 9/30/09	Forecasted Year Ended 12/31/09
Revenue	$(162)	$(49)	$—	$—
Cost of Sales Expense	—	22	(11)	(11)
Operating Expense	200	489	(2)	(2)
Other Expense	—	284	(284)	(284)
Pretax income	(362)	(844)	297	297

The Company has proposed an entry to 2006 related to customer credit activity and certain amounts incorrectly recorded in account 2300 related to customer refunds related to the period 2004 to 2006. The net aggregate adjustment for the period 2004 to 2006 was $57,000 ($39,000 in 2006, $15,000 in 2005, and $3,000 in 2004).

The Company’s materiality analysis assesses materiality based on revenue, pretax income (inclusive of operating expenses and other expenses), net income, and Adjusted EBITDA (as defined) amounts.

Accounting Issue

Determine whether or not the adjustments to the customer credit balance liabilities and other adjustments above are material to the audited financial statements for the years ended December 31, 2007 and 2008 and the unaudited financial statements for the three and nine months ended September 30, 2009 and conclude on the appropriate treatment to correct the above mentioned adjustments.

Applicable Accounting Pronouncements

SEC Staff Accounting Bulletin No. 99 — Materiality

SEC Staff Accounting Bulletin No. 108 — Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements

Statement of Financial Accounting Concepts No. 2

Technical Guidance Regarding Assessment of Materiality of an Error

The SEC states that a matter is considered ‘material’ if there is a substantial likelihood that a reasonable person would consider it important.  To gauge importance, issuers should consider the quantitative and qualitative impacts of the error on the financial statement.  The following documents the Company’s consideration of these impacts in accordance with the SEC Staff Accounting Bulletin (SAB) No. 99, Materiality and SAB No. 108 (SAB Topic 1 — N), Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.

SAB 108 requires that companies evaluate whether an error is material based on the higher result of the “rollover” approach and the “iron curtain” approach. Under the “rollover” approach, also known as the “current period” or “income statement” approach, the error is quantified as the amount by which the current year income statement is misstated. The “iron curtain” approach, also known as the “cumulative” or “balance sheet” approach, quantifies the error as the cumulative amount by which the current year balance sheet is misstated.

The SEC staff has indicated that when prior periods are not restated for an error because the effects on all periods, and the cumulative effect, are immaterial, the cumulative effect of the change should be included in the results of operations for the period that the change is made in accordance with SAB 32 (SAB Topic 5 — F), Accounting for Changes Not Retroactively Applied Due to Immateriality. When the amounts are material to current operations or trends for operating results, the prior financial statements should be retroactively adjusted as an error.

When applying SAB 108, if the misstatement that exists after recording the adjustment in the current year financial statements is material to the current year (considering all relevant quantitative and qualitative factors), the prior year financial statements should be corrected, even though such revision previously was and continues to be immaterial to the prior year financial statements. Correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. Such correction may be made the next time the registrant files the prior year financial statements.

Quantitative Assessment of Error

The Company assessed the quantitative impact of the errors on the Company’s statements of operations using both the rollover method and iron curtain method as discussed in SAB 108.

A summary of the Company’s financial information (in thousands except EPS) is as follows;

	Actual Year Ended 12/31/07	Actual Year Ended 12/31/08	Actual Nine Months Ended 9/30/09	Forecasted Year Ended 12/31/09
Revenues	$92,250	$104,544	$63,476	$86,704
Pretax income (loss)	11,797	4,548	(3,605)	(4,597)
Net income (loss)	6,545	1,764	(3,702)	(4,799)
Basic EPS	0.09	0.04	(0.09)	(0.11)
Adj. EBITDA	22,150	20,985	10,799	14,661

Rollover Method

For clarification purposes, the Company used the rollover method to assess quantitative materiality for all periods prior to Q3 2009.

As summarized in Exhibit A, the impact of the errors on our statements of operations using the rollover method would be to increase (decrease) pretax income by $(362,000), $(844,000) and $297,000 for the years ended December 31, 2007 and 2008 and the nine months ended September 30, 2009, respectively.  To assess the materiality of the adjustments, the Company is comparing the adjustments to revenues, pretax income, net income, basic and diluted earnings per share, and adjusted EBITDA.

The Company defines “adjusted EBITDA” as earnings before interest, taxes, depreciation, and amortization, as further adjusted for stock-based compensation. The Company is including the Non-GAAP financial measure of adjusted EBITDA because it believes it is one of the primary measures of profitability used by investors and analysts when evaluating the historical and projected performance of the company. The Company includes adjusted EBITDA in its annual 10-K filings under Item 6. — Selected Consolidated Financial Data. The Company provides adjusted EBITDA, instead of net income or other profitability measurements, when providing financial guidance to investors and analysts.

It should be noted that while the Company is assessing materiality based on pre-tax income (loss) and net income, the Company’s investors focus on revenue and adjusted EBITDA amounts, trends, and percentages.  A significant percentage of investors have Board representation.  The Company prepares its budgets, board and investor presentations with a focus on revenue and Adjusted EBITDA trends.  Further, given the Company’s significant non cash expenses (mainly stock compensation expense) and near breakeven net income historical amounts, financial metrics such as pretax income and net income are not as meaningful to investors and are not the primary focus of the Company’s materiality analysis and conclusion.  See below for further analysis.

The table below summarizes the adjustments as a percentage change (except EPS for which the change is presented as an amount per share) of the financial information due to the adjustments using the rollover method.

	Actual Year Ended 12/31/07	Actual Year Ended 12/31/08	Actual Nine Months Ended 9/30/09 (A)
Revenues	0.18%	0.05%	0.00%
Pretax income (loss) (A)	3.1%	18.6%	8.2%
Net income (loss) (A)	3.3%	34.9%	7.9%
Basic EPS	$(0.01)	$(0.01)	$0.01
Adj. EBITDA	1.6%	2.7%	0.1%

(A)       The Company reported pretax income (loss) of $11,797,000, $4,548,000 and ($3,605,000) in 2007, 2008 and nine months ended 2009.   In periods at or with near breakeven results, materiality percentages for pretax and net income (loss) are not meaningful. Further, management has concluded that the impact of the adjustments do not materially change trends in pretax income (loss) and net income (loss) between historical and adjusted results. For further analysis and conclusion, see the Overall Quantitative Assessment of Error section below.

See the detailed analysis on Exhibit A for quarterly amounts.

The Company is proposing an entry to 2006 to increase its liability account for $57,000 related to the aggregate customer credit activity and other adjustments for the period 2004 - 2006.  The Company has concluded this amount is not material to 2006 as the adjustment represents 0.0% of revenue, 0.4% of pretax income, 0.4% of net income, $0.00 of Basic EPS and 0.3% of adjusted EBITDA on a rollover basis.

Iron Curtain Method

The Company calculated the iron curtain impact for all historical periods; however, the Company used the iron curtain method to assess the materiality of recording the adjustments in Q3 2009.

As summarized in Exhibit B, the impact of the errors on our statements of operations using the iron curtain method would be to decrease pretax income by $418,000, $1,264,000 and $967,000 (excludes $284,000 booked in Q1) for the years ended December 31, 2007 and 2008 and the nine months ended September 30, 2009, respectively.

As was done for the rollover method, the table below summarizes the adjustments as a percentage change (except EPS for which the change is presented as an amount per share) of the financial information due to the adjustments using the iron curtain method.

	Actual Year Ended 12/31/07	Actual Year Ended 12/31/08	Actual Nine Months Ended 9/30/09 (A)	Forecasted Year Ended 12/31/09 (A) (B)	Forecasted Year Ended 12/31/09 (2009 impact) (C)
Revenues	0.2%	0.2%	0.3%	0.2%	0.2%
Pretax income (loss) (A)	3.5%	27.8%	26.8%	21.0%	27.5%
Net income (loss) (A)	3.8%	48.9%	15.4%	11.9%	18.0%
Basic EPS	$0.01	$0.02	$0.01	$0.02	$0.02
Adj. EBITDA	1.9%	4.7%	9.0%	6.6%	6.7%

(A)       The Company reported pretax income (loss) of $11,797,000, $4,548,000 and ($3,605,000) in 2007, 2008 and nine months ended 2009.  Further, the Company is forecasting a pretax loss of $4,597,000 for full year 2009.  In periods at or with near breakeven results, materiality percentages for pretax and net income (loss) are not meaningful. Further, management has concluded that the impact of the adjustments do not materially change trends in pretax income (loss) and net income (loss) between historical and adjusted results.

(B)       Calculated on a cumulative iron curtain basis.

(C)       Calculated based on the 2009 “out of period” adjustment amount (iron curtain impact as of 12/31/08) as a percentage of 2009 forecasted year end results.

See the detailed analysis on Exhibit B for quarterly amounts.

Balance Sheet Impact

As summarized in Exhibit C, the impact of the error on our balance sheets would be to increase our current liabilities by $57,000, $418,000, $980,000 and $967,000 as of December 31, 2006, 2007 and 2008 and September 30, 2009, respectively (iron curtain method).

As summarized in Exhibit C, the adjustments would have minimal impact on reported, working capital amounts and our current ratio.

Overall Quantitative Assessment of Error

The adjustments are not quantitatively material to 2006 or 2007 on a rollover basis.

The adjustments as a percentage of pretax and net income (loss) are quantitatively material in 2008 and 2009 on a rollover basis.  The adjustments represent 18.6% and 34.9% of pretax and net income for full year 2008 and 8.2% and 7.9% of pretax and net loss for the nine months ended September 2009 (with higher quarterly percentages in both years).  However, after assessment of both quantitative and qualitative factors (as further discussed below), management has concluded that the adjustments to 2008 and 2009, including quarterly results, are not material on a rollover basis.  Management concluded that investors, shareholders, and the Board of Directors do not focus on pretax or net income amounts, rather, primarily focus on revenue and adjusted EBITDA amounts and trends.  The adjustments as a percentage of revenue and adjusted EBITDA were less than 1% and 4.1%, respectively, in all 2008 and 2009 periods on a rollover basis.  Management further supports its conclusion that the focus of users of the Company financial statements is on revenue and Adjusted EBITDA amounts as follows:

•                  Analysts that cover the Company focus on revenue and Adjusted EBITDA performance and trends.  Earnings calls focus significantly on revenue drivers, adjusted EBIDTA amounts and trends associated with revenue and adjusted EBITDA. Furthermore, the Company’s financial guidance to investors and analysts is related to revenue and adjusted EBITDA and not pretax or net income.

•                  Members of the Board of Directors represent more than 40% of the issued and outstanding shares of stock of the Company, and the Board presentations are primarily focused on revenue and Adjusted EBITDA amounts and trends.  The Board approves the annual budget based mainly on these financial measurements.

•                  The Company’s management bonus plans are exclusively dependent on achieving the annual Adjusted EBITDA target, which is approved by the Board.

•                  Given the Company’s significant non cash expenses (mainly stock compensation expense) and near breakeven historical net income amounts in certain periods, financial metrics such as pretax income and net income are not as meaningful to investors as other metrics such are revenue and adjusted EBITDA.

While the Company agrees that pretax and net income (loss) amounts are GAAP financial measures and these measures should be evaluated when assessing materiality, the Company also acknowledges that these GAAP financial measurements are not the primary measures that investors and readers of the Company’s financial statements focus on.  Further, given the minimal effect the adjustments have on basic and diluted EPS and no material impact on historical trends, the Company has concluded the adjustments are not material. Further, the Company does not provide guidance on basic or diluted EPS.

We believe that the aforementioned errors would not have a material effect on the Company’s balance sheets as of December 31, 2007 and 2008 and September 30, 2009.  The adjustments as a percentage of current liabilities range from 1.9% to 6.4% in the historical periods. The adjustments as a percentage of total assets are 1% or lower in all historical periods and do not change working capital amounts by more than 1.3% in any historical periods.

Furthermore, the adjustment would have no effect on total reported cash flows from operating, investing or financing activities for any period previously reported.

Qualitative Assessment of Error

Qualitative factors may cause misstatements of quantitatively small amounts to be material or, conversely quantitatively large amounts to be considered not material.  SAB 99 gives several examples of these factors, which the Company has examined with regards to the financial statements (Company’s responses are set forth below under each applicable factor).

1.             Whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate.

The misstatement arises from an item capable of precise measurement.

2.             Whether the misstatement masks a change in earnings or other trends

The Company believes that the primary trends by which investors and analysts evaluate our operations are our growth rates of revenues and adjusted EBITDA as well as our financial position related to working capital and free cash flows. The Company does not believe that the misstatements materially mask a change in adjusted EBITDA or GAAP earnings and the key trends are materially consistent on an unadjusted basis compared to a hypothetical adjusted basis.

The quarterly and annual impact of the adjustments is outlined in Exhibit A (rollover method).  The adjustments as a percentage of revenue for all historical periods was less than 0.3% on a rollover basis, therefore, the adjustments would have no meaningful effect on revenue growth trends.

Similarly, the adjustments as a percentage of Adjusted EBITDA for all historical periods were less than 4.1% on a rollover basis.  The Company has reviewed adjusted EBITDA trend information on both a dollar and percentage basis and concluded that the adjustments do not change the historical Adjusted EBITDA trend in a meaningful way.

3.             Whether the misstatement hides a failure to meet analysts’ consensus  expectations for the enterprise

The Company believes that the key consensus expectations set by the analysts are in the areas of revenue growth and adjusted EBITDA profitability. In addition, the Company believes that analysts when assessing the prospects of the company evaluate future expectations in addition to historical performance. The Company believes that the misstatements do not hide a failure to meet the historical expectations for the prior periods (2007 & 2008). In addition to the immaterial amount of the misstatements, the Company in August 2009, restated all of its financial statements for the years ended December 31, 2004 through 2008, therefore the analysts’ consensus for the periods involving 2007 and 2008 are less relevant. Furthermore, the Company does not believe that the misstatement will adversely impact analysts’ future expectations due to the fact that the misstatements are related to prior periods and are not expected to impact future operation of the Company or its working capital.

4.             Whether the misstatement changes a loss into income or vice versa

The misstatement does not change a loss into income or vice versa during any of the periods effected.

5.             Whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability

The Company operates under only one reportable segment as defined in FASB Statement No. 131.

6.             Whether the misstatement affects the registrant’s compliance with regulatory  requirements

The misstatement does not affect our compliance with regulatory requirements.

7.             Whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements

The misstatement does not affect our compliance with loan covenants or other contractual requirements.

8.             Whether the misstatement has the effect of increasing management’s compensation for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

The company has a management compensation plan which is based on an annual adjusted EBITDA target.  In 2007, the impact on the management bonus plan, which included approximately 45 employees, would have been $64,000 in aggregate.  The annual 2008 target was not achieved and therefore the misstatement did not impact 2008 compensation under this plan.

9.             Whether the misstatement involves concealment of an unlawful transaction

The misstatement does not involve the concealment of an unlawful transaction.

Other Considerations

SAB 99 also provides for other factors to consider in the overall materiality assessment, including:

1.             When management expects (based, for example, on a pattern of market performance) that a known misstatement may result in a significant positive or negative market reaction, that expected reaction should be taken into account when considering whether a misstatement is material.

As previously noted, management believes that investors and analysts evaluate historical performance as well as the future prospects of the company. Whereas the misstatements relate to  prior historical periods, do not generally relate to revenue, do not have a material impact on the Company’s financial position, do not impact the Company’s future product offering, does not create a competitive disadvantage in the marketplace and is not expected to materially impact analysts’ future financial projections, the Company does not expect the misstatement to result in a positive or negative market reaction on an unadjusted basis compared to a hypothetical adjusted basis.  To illustrate the Company’s belief, the following closing stock prices for the Company are provided below.

•                  The closing stock price on 11/9/09 - $6.78

•                  The closing stock price on 11/10/09 - $6.23

•                  The average closing stock price for the 30 days prior to 11/10/09 - $6.26

•                  The average closing stock price for the 30 days after 11/9/09 - $6.07

2.             Management has intentionally misstated items in the financial statements to “manage” reported earnings.

Management did not intentionally misstate the financial statements to “manage” reported earnings. A significant amount of the adjustments related to the practice of reclassifying customer credit balances from the accounts receivable trial balance to the unallocated accrual line item within account 2300.  While this practice had the effect of misstating the financial statements by decreasing operating expenses or, to a lesser extent, increasing revenue, which in turn increased pretax income, the activity was done to remove aged customer credits from the accounts receivable trial balance and not with the intention of managing reported earnings.

3.             Management also should consider the effect of misstatements from prior periods on the current financial statements.  For example, the auditing literature states,

Matters underlying adjustments proposed by the auditor but not recorded by the entity could potentially cause future financial statements to be materially misstated, even though the auditor has concluded that the adjustments are not material to the current financial statements.

This may be particularly the case where immaterial misstatements recur in several years and the cumulative effect becomes material in the current year.

Management considered the effects of the misstatements from prior periods on the current financial statements.  Exhibits A, B and C provide a summary of changes to the financial statements due to the error using the rollover approach and the iron curtain approach as described in SAB 108.

Conclusion

After considering both the quantitative and qualitative factors outlined above, management has concluded that the misstatement is not material to the historical financial statements on a rollover basis and therefore does not warrant the restatement of the audited financial statements for the years ended December 31, 2007 and 2008 (and related quarters) or the unaudited quarterly financial statements for Q1 or Q2 of 2009.

Management has further concluded that the errors need to be corrected (based on the iron curtain method impact to Adjusted EBITDA amounts) and that the correction of the errors will be recorded in Q309 as an “out of period” adjustment because the issue that gave rise to the adjustments surfaced in Q309 and Q309 is the earliest period for which the Company has not filed its financial statements.

The correction of the error in Q309 as a percentage of 2009 forecasted results is 0.2% of revenue, 27.5% of pretax loss, 18.0% of net loss, $0.02 of basic EPS, and 6.7% of adjusted EBITDA. These percentages are calculated based on the 2009 “out of period” adjustment amount (iron curtain impact as of 12/31/08) as a percentage of 2009 Forecasted year end results.

The Company corrected an error totaling $1,061,000 during the third quarter of 2009 related to stock-based compensation expense that should have been recorded in the first and second quarters of 2009.  The Company assessed materiality of the Q1 and Q2 2009 errors on a rollover basis and concluded the amounts were not material (see above).  Because the errors and the correction of the errors were recorded within the quarters of 2009 (2009 intra-quarter adjustments), the amounts do not affect management’s assessment of materiality related to the annual “out of period” adjustment amount (amount related to periods prior to 2009) discussed above. The correction of the error was included in the Q3 2009 iron curtain assessment (see exhibit B).

Pretax loss and net loss for forecasted 2009 is $4,597,000 and $4,799,000 respectively. Management has reached the conclusion to record the adjustment in Q309 because the correction does not result in a material misstatement of the estimated income/loss (or any relevant trends) for fiscal year 2009 based on similar qualitative and quantitative discussed above, including:

•                  The focus of readers of the financial statements is primarily on revenue and Adjusted EBITDA amounts and trends and not pretax or net income (loss).

•                  Given the near breakeven results for forecasted 2009 results, materiality percentages for pretax and net income (loss) are not meaningful.

•                  The adjustments do not materially change any trends including revenue, pretax and net income (loss), basic EPS, or adjusted EBITDA.

Further, management believes that correcting the error in Q309 along with fulsome transparent disclosure surrounding the Investigation conducted and its findings provides readers of the financial statements, including investors, the most meaningful account of the errors and their resolution.  Management plans to provide adequate footnote disclosure in its Q3 2009 10-Q filing which will properly disclose the nature of the error, the procedures the Company performed to quantify the error as well as complete disclosure on the impact of the error on the applicable historical prior periods.

Exhibit A

Roll-Over Method

Customer Liability and Other Adjustments

Materiality Analysis

TechTarget, Inc.

															Forecasted	Forecasted
Year Ended	Quarter Ended				Year Ended	Quarter Ended				Year Ended	Quarter Ended			Nine Months	Quarter Ended	Year Ended
Dec 31, 2006	Mar 31, 2007	Jun 30, 2007	Sep 30, 2007	Dec 31, 2007	Dec 31, 2007	Mar 31, 2008	Jun 30, 2008	Sep 30, 2008	Dec 31, 2008	Dec 31, 2008	Mar 31, 2009	Jun 30, 2009	Sep 30, 2009	Sep 30, 2009	Dec 31, 2009	Dec 31, 2009
(in thousands)
Revenues, as reported	$79,199	$17,852	$22,803	$23,106	$28,489	$92,250	$23,263	$27,615	$26,996	$26,670	$104,544	$18,472	$21,737	$23,267	$63,476	$23,228	$86,704
Adjustment - $ (Interest income)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustment - $ (Other)	—	—	—	—	—	—	—	—	(8)	8	—	—	(42)	42	—	—	—
Adjustment - $ (AR credits)	—	(59)	(75)	—	(28)	(162)	(6)	(44)	—	—	(49)	—	—	—	—	—	—
Adjustment - % of revenue	0.0%	(0.3)%	(0.3)%	0.0%	(0.1)%	(0.18)%	(0.0)%	(0.2)%	(0.0)%	0.0%	(0.05)%	0.0%	(0.2)%	0.2%	0.00%	0.0%	0.00%

Pretax income (loss), as reported	$13,171	$160	$3,539	$3,205	$4,893	$11,797	$(1,066)	$1,700	$2,425	$1,489	$4,548	$(2,866)	$(280)	$(459)	$(3,605)	$(992)	$(4,597)
Adjustment - $ (Interest income)	—	—	—	—	—	—	—	—	—	(284)	(284)	284	—	—	$284	—	284
Adjustment - $ (Other)	(28)	(21)	—	—	—	(21)	—	—	(8)	(45)	(52)	(536)	(568)	1,103	$—	—	—
Adjustment - $ (AR credits)	(29)	(62)	(59)	(16)	(203)	(341)	(33)	(130)	(144)	(201)	(508)	35	(22)	—	$13	—	13
Adjustment - % of pretax income	(0.4)%	(52.1)%	(1.7)%	(0.5)%	(4.2)%	(3.1)%	3.1%	(7.6)%	(6.3)%	(35.6)%	(18.6)%	(7.6)%	(210.7)%	(240.4)%	8.2%	0.0%	6.5%
Pretax income, as adjusted	$13,114	$77	$3,480	$3,189	$4,690	$11,436	$(1,099)	$1,570	$2,273	$959	$3,703	$(3,083)	$(870)	$644	$(3,308)	$(992)	$(4,300)

Net income, as reported	$7,513	$75	$1,988	$1,718	$2,764	$6,545	$(436)	$1,052	$707	$441	$1,764	$(2,308)	$(543)	$(851)	$(3,702)	$(1,097)	$(4,799)
Adjustment - $ (Interest income) - Tax Exempt	—	—	—	—	—	—	—	—	—	(284)	(284)	284	—	—	$284	—	284
Adjustment - $ (Other)	(17)	(12)	—	—	—	(12)	—	—	(4)	(27)	(31)	(316)	(335)	651	$—	—
Adjustment - $ (AR credits) - Net of Tax	(17)	(37)	(35)	(9)	(120)	(201)	(19)	(77)	(85)	(119)	(300)	21	(13)	—	$7	—	7
Adjustment - % of net income	(0.4)%	(65.5)%	(1.8)%	(0.5)%	(4.3)%	(3.3)%	4.5%	(7.3)%	(12.7)%	(97.3)%	(34.9)%	(0.5)%	(64.1)%	(76.5)%	7.9%	0.0%	6.1%
Net income, as adjusted	$7,479	$26	$1,953	$1,709	$2,644	$6,332	$(455)	$975	$617	$12	$1,149	$(2,319)	$(891)	$(200)	$(3,411)	$(1,097)	$(4,508)

Basic EPS, as reported	$(0.42)	$(0.31)	$0.03	$0.04	$0.07	$0.09	$(0.01)	$0.03	$0.02	$0.01	$0.04	$(0.06)	$(0.01)	$(0.02)	$(0.09)	$(0.03)	$(0.11)
Basic EPS, as adjusted	$(0.42)	$(0.32)	$0.03	$0.04	$0.06	$0.08	$(0.01)	$0.02	$0.01	$0.00	$0.03	$(0.06)	$(0.02)	$(0.00)	$(0.08)	$(0.03)	$(0.11)
Diluted EPS, as reported	$(0.42)	$(0.31)	$0.02	$0.04	$0.06	$0.08	$(0.01)	$0.02	$0.02	$0.01	$0.04	$(0.06)	$(0.01)	$(0.02)	$(0.09)	$(0.03)	$(0.11)
Diluted EPS, as adjusted	$(0.42)	$(0.32)	$0.02	$0.04	$0.06	$0.08	$(0.01)	$0.02	$0.01	$0.00	$0.03	$(0.06)	$(0.02)	$(0.00)	$(0.08)	$(0.03)	$(0.11)

Adjusted EBITDA, as reported	$20,273	$2,387	$5,765	$5,533	$8,465	$22,150	$2,973	$5,758	$6,178	$6,076	$20,985	$1,598	$3,866	$5,335	$10,799	$3,862	$14,661
Adjustment - $ (Interest income)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustment - $ (Other)	(28)	(21)	—	—	—	(21)	—	—	(8)	(45)	(52)	—	(42)	42	—	—	—
Adjustment - $ (AR credits)	(29)	(62)	(59)	(16)	(203)	(341)	(33)	(130)	(144)	(201)	(508)	35	(22)	—	13	—	13
Adjustment - % of EBITDA	(0.3)%	(3.5)%	(1.0)%	(0.3)%	(2.4)%	(1.6)%	(1.1)%	(2.3)%	(2.5)%	(4.1)%	(2.7)%	2.2%	(1.7)%	0.8%	0.1%	0.0%	0.1%
Adjusted EBITDA, as adjusted	$20,216	$2,304	$5,706	$5,517	$8,262	$21,789	$2,940	$5,628	$6,026	$5,830	$20,424	$1,633	$3,802	$5,377	$10,812	$3,862	$14,674

Exhibit B

Iron Curtain Method

Customer Liability and Other Adjustments

Materiality Analysis

TechTarget, Inc.

															Forecasted	Forecasted
Year Ended	Quarter Ended				Year Ended	Quarter Ended				Year Ended	Quarter Ended			Nine Months	Quarter Ended	Year Ended
Dec 31, 2006	Mar 31, 2007	Jun 30, 2007	Sep 30, 2007	Dec 31, 2007	Dec 31, 2007	Mar 31, 2008	Jun 30, 2008	Sep 30, 2008	Dec 31, 2008	Dec 31, 2008	Mar 31, 2009	Jun 30, 2009	Sep 30, 2009	Sep 30, 2009	Dec 31, 2009	Dec 31, 2009
(in thousands)
Revenues, as reported	$79,199	$17,852	$22,803	$23,106	$28,489	$92,250	$23,263	$27,615	$26,996	$26,670	$104,544	$18,472	$21,737	$23,267	$63,476	$23,228	$86,704
Adjustment - $ (Interest income)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustment - $ (Other)	—	—	—	—	—	—	—	—	(8)	—	—	—	(42)	—	—	—	—
Adjustment - $ (AR credits)	—	(59)	(134)	(134)	(162)	(162)	(168)	(211)	(211)	(211)	(211)	(211)	(211)	(211)	(211)	(211)	(211)
Adjustment - % of revenue	0.0%	(0.3)%	(0.6)%	(0.6)%	(0.6)%	(0.2)%	(0.7)%	(0.8)%	(0.8)%	(0.8)%	(0.2)%	(1.1)%	(1.2)%	(0.9)%	(0.3)%	(0.9)%	(0.2)%

Pretax income (loss), as reported	$13,171	$160	$3,539	$3,205	$4,893	$11,797	$(1,066)	$1,700	$2,425	$1,489	$4,548	$(2,866)	$(280)	$602	$(3,605)	$(992)	$(4,597)
Adjustment - $ (Interest income)	—	—	—	—	—	—	—	—	—	(284)	(284)	—	—	—	—	—	—
Adjustment - $ (Other)	(28)	(49)	(49)	(49)	(49)	(49)	(49)	(49)	(57)	(102)	(102)	(638)	(1,205)	(1,163)	(102)	(102)	(102)
Adjustment - $ (AR credits)	(29)	(91)	(150)	(166)	(369)	(369)	(402)	(532)	(676)	(878)	(878)	(843)	(865)	(865)	(865)	(865)	(865)
Adjustment - % of pretax income	(0.4)%	(87.6)%	(5.6)%	(6.7)%	(8.6)%	(3.5)%	(42.3)%	(34.2)%	(30.2)%	(84.8)%	(27.8)%	(51.6)%	(739.3)%	(336.8)%	(26.8)%	97.5%	(21.0)%
Pretax income, as adjusted	$13,114	$20	$3,340	$2,990	$4,475	$11,379	$(1,517)	$1,119	$1,692	$226	$3,285	$(4,346)	$(2,350)	$(1,426)	$(4,572)	$(1,959)	$(5,564)

Net income, as reported	$7,513	$75	$1,988	$1,718	$2,764	$6,545	$(436)	$1,052	$707	$441	$1,764	$(2,308)	$(543)	$(226)	$(3,702)	$(1,097)	$(4,799)
Adjustment - $ (Interest income) - Tax Exempt	—	—	—	—	—	—	—	—	—	(284)	(284)	—	—	—	—	—	—
Adjustment - $ (Other)	(17)	(29)	(29)	(29)	(29)	(29)	(29)	(29)	(33)	(60)	(60)	(376)	(711)	(685)	(60)	(60)	(60)
Adjustment - $ (AR credits) - Net of Tax	(17)	(54)	(89)	(98)	(218)	(218)	(237)	(314)	(399)	(518)	(518)	(497)	(510)	(510)	(510)	(510)	(510)
Adjustment - % of net income	(0.4)%	(110.3)%	(5.9)%	(7.4)%	(8.9)%	(3.8)%	(61.1)%	(32.6)%	(61.2)%	(195.4)%	(48.9)%	(37.8)%	(224.9)%	528.9%	(15.4)%	(52.0)%	(11.9)%
Net income, as adjusted		$(8)	$1,870	$1,591	$2,517	$6,298	$(702)	$709	$274	$(421)	$902	$(3,181)	$(1,764)	$(1,421)	$(4,272)	$(1,667)	$(5,369)

Basic EPS, as reported	$(0.42)	$(0.31)	$0.03	$0.04	$0.07	$0.09	$(0.01)	$0.03	$0.02	$0.01	$0.04	$(0.06)	$(0.01)	$(0.01)	$(0.09)	$(0.03)	$(0.11)
Basic EPS, as adjusted	$(0.42)	$(0.32)	$0.02	$0.04	$0.06	$0.08	$(0.02)	$0.02	$0.01	$(0.01)	$0.02	$(0.08)	$(0.04)	$(0.03)	$(0.10)	$(0.04)	$(0.13)
Diluted EPS, as reported	$(0.42)	$(0.31)	$0.02	$0.04	$0.06	$0.08	$(0.01)	$0.02	$0.02	$0.01	$0.04	$(0.06)	$(0.01)	$(0.01)	$(0.09)	$(0.03)	$(0.11)
Diluted EPS, as adjusted	$(0.42)	$(0.32)	$0.02	$0.04	$0.06	$0.07	$(0.02)	$0.02	$0.01	$(0.01)	$0.02	$(0.08)	$(0.04)	$(0.03)	$(0.10)	$(0.04)	$(0.13)

Adjusted EBITDA, as reported	$20,273	$2,387	$5,765	$5,533	$8,465	$22,150	$2,973	$5,758	$6,178	$6,076	$20,985	$1,598	$3,866	$5,335	$10,799	$3,862	$14,661
Adjustment - $ (Interest income)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjustment - $ (Other)	(28)	(49)	(49)	(49)	(49)	(49)	(49)	(49)	(57)	(102)	(102)	(102)	(144)	(102)	(102)	(102)	(102)
Adjustment - $ (AR credits)	(29)	(91)	(150)	(166)	(369)	(369)	(402)	(532)	(676)	(878)	(878)	(843)	(865)	(865)	(865)	(865)	(865)
Adjustment - % of EBITDA	(0.3)%	(5.9)%	(3.5)%	(3.9)%	(4.9)%	(1.9)%	(15.2)%	(10.1)%	(11.9)%	(16.1)%	(4.7)%	(59.1)%	(26.1)%	(18.1)%	(9.0)%	(25.0)%	(6.6)%
Adjusted EBITDA, as adjusted	$20,216	$2,247	$5,566	$5,318	$8,047	$21,732	$2,522	$5,177	$5,445	$5,097	$20,006	$654	$2,857	$4,368	$9,832	$2,895	$13,694

Exhibit C

Balance Sheet Impact

Customer Liability and Other Adjustments Materiality Analysis

TechTarget, Inc.

	Dec 31, 2006	Dec 31, 2007	Mar 31, 2008	Jun 30, 2008	Sep 30, 2008	Dec 31, 2008	Mar 31, 2009	Jun 30, 2009	Sep 30, 2009
Current liabilities, as reported	$14,552	$21,700	$22,350	$23,079	$20,733	$18,763	$15,440	$15,718	$15,040
Adjustment - $ (Other)	28	49	49	49	57	102	102	144	102
Adjustment - $ (AR credits)	29	369	402	532	676	878	843	865	865
Adjustment - % of current liabilities	0.4%	1.9%	2.0%	2.5%	3.5%	5.2%	6.1%	6.4%	6.4%
Current liabilities, as adjusted	$14,609	$22,118	$22,801	$23,660	$21,466	$19,742	$16,384	$16,727	$16,007

Current assets, as reported	$45,662	$84,710	$86,486	$95,499	$88,671	$93,825	$87,654	$91,794	$92,310

Working capital, unadjusted	$31,110	$63,010	$64,136	$72,420	$67,938	$75,062	$72,214	$76,076	$77,270
Working capital, adjusted	$31,053	$62,592	$63,685	$71,839	$67,205	$74,083	$71,270	$75,067	$76,303
% Impact of working capital	0.2%	0.7%	0.7%	0.8%	1.1%	1.3%	1.3%	1.3%	1.3%

Current ratio, unadjusted	3.14	3.90	3.87	4.14	4.28	5.00	5.68	5.84	6.14
Current ratio, adjusted	3.13	3.83	3.79	4.04	4.13	4.75	5.35	5.49	5.77

Change in Current Ratio Incr. (Decr.)	(0.01)	(0.07)	(0.08)	(0.10)	(0.15)	(0.25)	(0.33)	(0.35)	(0.37)